United States securities and exchange commission logo





                           September 28, 2023

       David Obstler
       Chief Financial Officer
       Datadog, Inc.
       620 8th Avenue
       45th Floor
       New York, NY 10018

                                                        Re: Datadog, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed February 24,
2023
                                                            Form 10-Q for the
Quarter Ended September 30, 2023
                                                            Filed August 9,
2023
                                                            Form 8-K Furnished
August 8, 2023

       Dear David Obstler:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Notes to the Consolidated Financial Statements
       Note 11. Revenue
       Geographical Information , page 77

   1. We note you provide the amount of revenue derived in North America. Please tell us, and revise to clarify, what
countries are included in North America. To the extent North
                                                        America includes
countries other than than the United States, revise to disclose the amount of revenue
derived in the United States. Refer to ASC 280-10-50-41(a).
 David Obstler
FirstName  LastNameDavid Obstler
Datadog, Inc.
Comapany 28,
September  NameDatadog,
               2023       Inc.
September
Page 2     28, 2023 Page 2
FirstName LastName
General

2. Please provide a legal analysis of whether the company and each of its subsidiaries meets
         the definition of an    investment company    under Section 3(a)(1)(C)
of the 1940 Act.
         Include in your analysis all relevant calculations under Section 3(a)(1)(C) as of the most recent fiscal quarter end, identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.
3. Please provide a detailed legal analysis regarding whether the company and each of its
         subsidiaries meet the definition of an    investment company    under
Section 3(a)(1)(A) of
         the Investment Company Act of 1940 (   1940 Act   ). In your response,
please address, in
         detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426
         (1947) and provide legal and factual support for your analysis of each such factor.
Form 10-Q for the Quarterly Period Ended June 30, 2023

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Our Performance
Expanding Within Our Existing Customer Base, page 25

4. You state that your trailing 12-month dollar-based net retention rate was above 120% as of June 30, 2023 and 2022. Please provide us with the actual dollar-based net retention rate for each of the last three fiscal years and to date in fiscal 2023. Also, revise to disclose the specific percentage for each period presented and to the extent this measure varied significantly from period-to-period, include a discussion of the reasons for such change. In this regard, we refer you to comment 1 in your response letter dated June 16,
         2020 where you indicated that "if and when the Company   s
dollar-based net retention is
         below 130%, which is a level higher than the vast majority of its peer group, it would plan to disclose such metric on a period-specific basis, consistent with its peers that report the a similar metric below such level."

Form 8-K Furnished on August 8, 2023

Exhibit 99.1

5. We note your measure of non-GAAP net income does not appear to include the income tax impact of your non-GAAP adjustments. Please revise to include a separate income tax adjustment commensurate with your non-GAAP measure of profit or alternatively, to explain why you do not believe an income tax expense adjustment is necessary. Refer to non-GAAP C&DI Question 102.11.
 David Obstler
FirstName  LastNameDavid Obstler
Datadog, Inc.
Comapany 28,
September  NameDatadog,
               2023       Inc.
September
Page 3     28, 2023 Page 3
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology